Exhibit 24
CONFIRMING STATEMENT
This statement confirms that the undersigned, James Frank Voeffray, has authorized and designated David E. Barnes, Laura L. Douglas and Tamara Spennachio, singly, to execute and file on the his behalf all Forms 3, 4, and 5 (including any amendments thereto) that he may be required to file with the U.S. Securities and Exchange Commission as a result of the his ownership of or transactions in securities of American Axle & Manufacturing Holdings, Inc. (AAM). The authority of David E. Barnes, Laura L. Douglas and Tamara Spennachio under this statement shall continue until the insider is no longer required to file Forms 3, 4, and 5 with regard to securities of AAM, unless earlier revoked in writing. The undersigned acknowledges that David E. Barnes, Laura L. Douglas and Tamara Spennachio are not assuming any of his responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated: August 24, 2018			/s/  James Frank Voeffray